American Apparel, Inc. 747 Warehouse Street Los Angeles, CA 90021 Tel: (213) 488-0226 Fax: (213) 225-1216 www.americanapparel.net

May 4, 2011

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Health Care Services

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	American Apparel, Inc.
Form 10-K for the Year Ended December 31, 2010
Filed March 31, 2011
Correspondence Submitted April 20, 2011
File No. 001-32697

Dear Ms. Jenkins:

American Apparel, Inc. (the “Company”) is submitting this letter in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) set forth in the Staff’s comment letter, dated April 11, 2011 (the “Comment Letter”), with respect to the above-referenced filings.

Set forth below are the responses of the Company to the comments raised in the Comment Letter.  For your convenience, we have reprinted in bold each of your numbered comments followed by our responses.  Unless otherwise noted, all references in this letter to page numbers and captions correspond to the page numbers and captions in the above-referenced Form 10-K

Form 10-K for the fiscal year ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 42

Liquidity and Capital Resources, page 51

1.
We note your disclosure at page 89 indicating that you have not provided U.S. Federal income taxes on $14,822 thousand of undistributed earnings from certain controlled foreign operations where the earnings are considered permanently reinvested.  Please describe any material amounts of cash included in these undistributed earnings and clarify that these funds would be subject to a significant tax effect upon their repatriation.

As of December 31, 2010  unremitted cash from controlled foreign operations was approximately $1.5 million and generally represents funds available to the meet those  subsidiaries’ current operating expenses. In addition, all of these foreign operations are in a net payable position to the U.S.parent corporation, which payable at December 31, 2010 was $9.0 million. In a hypothetical taxable repatriation, the Company would utilize approximately $46.6 million in available US net operating losses and US tax credits of $5.3 million, substantially eliminating the tax effect of the distribution.

Due to the relative insignificance of the amounts involved, the Company will include prospective disclosure substantially as follows:

“Undistributed cash at controlled foreign corporations at xx/xx/xxxx was $X.XX million and remains permanently reinvested. Determination of the amount of U.S. income tax liability that would be incurred is not practicable because of the complexities associated with its hypothetical calculation, but would be substantially eliminated as the Company has U.S. net operating losses of approximately $XX.X million at xx/xx/xxxx and U.S. tax credits of approximately $XX.X million available to utilize to offset the tax effect of repatriation.”

Critical Accounting Policies and Estimates, page 59

Inventories, Page 60

2.
Given that inventory represents 82% of your current assets and 54% of your total assets at December 31, 2010 and that the inventory balance increased 26% since December 31, 2009, please provide quantitative disclosures to convey to investors the risks associated with the realizability of your inventories and the likelihood as to whether additional charges may need to be recorded. As such, consider including an analysis of inventory turnover rates for each period presented along with an explanation of any material variances. Refer to FRC 501.13 and 501.14 for additional guidance.

The increase in inventory balances is driven in part by the Company’s newly adopted production planning and scheduling methodology which calls for maintaining normal production levels throughout the year, regardless of seasonality in demand. This approach was adopted in the fourth quarter of 2010 and should enable the Company to have sufficient inventory levels in stock and to be well positioned in anticipation of the summer selling season which begins in the second quarter of its fiscal year. Opposite was true during late 2009 when the Company made a concerted effort to keep its debt levels low and had to manage with lower levels of inventory in stock. Consequently, the Company was unprepared for the peak selling season of 2010 and due to the effect of late deliveries of inventory from its production facilities and into its stores, its performance in fiscal year 2010 was severely affected.

It is also notable that whereas the inventory balance did increase by 26%, inventory turns rate deteriorated very slightly from 1.65 times per year in 2009 to 1.59 times per year in 2010, a decrease of 3.3%. Decrease in turns rate was also a consequence of a planned inventory buildup at the end of 2010. Because the Company operates both the retail and wholesale/manufacturing segment, it firmly believes that turn rate disclosures are neither comparable to nor meaningful to such disclosures that other retailers or wholesalers may have. Accordingly, the Company does not believe that turn rate information is a meaningful financial measure for a clear understanding of its results of operations and financial condition.

Other reasons behind the inventory balance increase include the effect of lower manufacturing labor efficiency in 2010 compared to that of 2009 as a result of employee turnover, volatility in production schedule in early 2010 and introduction of a substantial amount of new styles to the Company’s line of merchandise. Finally, the Company also saw a historically high cost of yarn impact its production costs in late 2010 which also contributed to elevated inventory balances at the end of 2010.

The core of the Company’s line of merchandise is made up of brand-free apparel basics which inherently carry a limited risk of obsolescence. Historically the Company has seldom seen evidence that substantial discounting of its inventory was needed in order to monetize its slower moving inventory. The Company considers this historical data when it performs its quarterly tests of inventory realizability and assesses the adequacy of inventory reserves. In the light of the nature of the Company’s line of merchandise and based upon noted historical realizability information, the Company therefore believes that the current inventory reserve level is sufficient.

Given the significant assumptions underlying the calculation of the required allowance for inventory obsolescence and due to the fact that the analysis is performed in part at a detail sku level, it is not practical for the Company to provide quantitative disclosures that meaningfully convey to the investors the risks associated with the realizabilty of our investment in inventories.

In future filings the Company will include the following disclosures:

“Calculation of the allowance for inventory obsolescence is based on numerous assumptions and detailed sku by sku analyses as to ultimate realization, and if any such assumptions were to change, the impact could be significant and additional charges may be required.”

Item 8. Financial Statements and Supplementary Data, page 66

Notes to Consolidated Financial Statements, page 71

Note 13, Income Taxes, page 86

3.
Please revise your income tax footnote to include the unrecognized deferred tax liability related to your investments in controlled foreign corporations that you consider permanent in duration, pursuant to ASC 740-30-50-2.

The determination of the unrecognized deferred tax liability related to the investments in controlled foreign corporations (“CFC”) that the Company considers to be permanently reinvested pursuant to ASC 740-30-50-2 is impractical to compute.

In order to do this calculation each controlled foreign corporation would require an analysis of its earnings and profits based upon US tax principles. This calculation would entail numerous steps in order to properly calculate an amount including the recalculation of the depreciation of fixed assets using the earnings and profits methodology (which differs from the entity’s country methodology for tax purposes and for GAAP purposes), the detailed determination of the tax expense on an annual basis (as contrasted with the estimated tax provision used in the financial statements), and a variety of other individual components to create the precise earnings and profits amounts. Combined with this labor intensive analysis to determine the earnings and profits of each CFC, the determination of each CFC’s foreign tax credit pool would need to be computed.

Upon completion of the aforementioned computations, calculations, and determinations the Company would then need to make certain assumptions concerning when and how the repatriations occur and their related consequences on modeling for purposes of computing deferred taxes. In this phase of the analysis, the individual country specific withholding taxes and foreign tax credit pools would then need to be identified and analyzed with the overall US consolidated filing group’s ASC 740 deferred tax provision.

The Company has determined that to undertake this endeavor would require additional  substantial resources, and therefore it is impractical to do the analysis at this time in order to provide a footnote disclosure of a theoretical amount. This determination is made in light of there being  less than $1.5 million of cash available at the controlled foreign corporations  particularly with  their payable to the US corporation  of approximately $9 million. Under current circumstances, the  Company does not believe that meaningful information will be provided to financial statement readers if the proposed disclosure were to be included in its filings.  As mentioned in the Company’s response to comment #1 above, in future filings the Company will include in its disclosure that determination of the unrecognized deferred tax liability is not practicable.

4.
Notwithstanding the comment above, please explain to us how you considered the provisions of ASC 740-30-25-17 in determining that the undistributed earnings of your controlled foreign corporations are permanently invested outside of the U.S. in light of the disclosure on page 44 that you may not have sufficient liquidity or minimum cash levels to operate the business.

As noted in our response to comment #1 above , unremitted cash from controlled foreign corporations  is approximately $1.5 million and represents funds needed by those subsidiaries to meet their current operating expenses. In addition all of these foreign corporations are in a net payable position to the U.S. parent, which was approximately $9 million at December 31, 2010. These subsidiaries do not have available cash balances to transfer to the U.S. parent.

The Company considered the provision of ASC 740-30-25-17 and specifically the pertinent and relevant evidence discussed in ASC 740-30-24 (Q&A 01) including performing cash projections by country and analyzing projected working capital and long-term capital needs in those foreign locations.  The Company also considered the infancy of its foreign operations and the need for long term capital investment for local market growth.  Given these considerations and financial requirements of both the US parent and each foreign subsidiary, the Company concluded at this time that funds are to be permanently reinvested.  For US cash needs the Company continues to explore alternatives for other sources of capital.

Note 19. Litigation, page 100

5.
We note your disclosures indicating the Company has accrued an estimate for the loss contingencies attributable to your lawsuits involving Mary Nelson, Guillermo Ruiz and Antonio Partida. To the extent you have an exposure to loss in excess of the amounts accrued in these lawsuits, please disclose an estimate of such possible loss or range of loss or a statement that such an estimate cannot be made. See ASC 450-20-50-3 and -4.

The Company considered ASC 450-20-50-3 and 4, and determined that it may have an exposure to loss in excess of the amounts accrued for lawsuits involving Mary Nelson, Guillermo Ruiz and Antonio Partida. However the Company is unable to predict the ultimate financial outcome of these matters at this time and doesn’t believe it can meaningfully quantify the potential amount of losses in these cases.

On or before May 10, 2011 the Company will file its Form 10-Q for the period ending March 31, 2011 which will include substantially the following disclosure (additional disclosures are italicized):

“On or about September 19, 2005, Ms. Mary Nelson, an independent contractor in the sales department at American Apparel, commenced a lawsuit (Mary Nelson v. American Apparel, Inc., et al., Case No. BC333028 filed in Superior Court of the State of California for the County of Los Angeles, Central District) (the “Nelson Action”) wherein she alleges she was wrongfully terminated, was subjected to harassment and discrimination based upon her gender and other claims related to her tenure at the Company. The parties are engaged in ongoing arbitration of this suit. Until arbitration proceedings are final, the ultimate costs could change. The insurance carrier for the Company has asserted that it is not obligated to provide coverage for this proceeding. The Company has accrued an estimate for this loss contingency in its accompanying consolidated balance sheet as of March 31, 2011. The Company may have an exposure to loss in excess of the amounts accrued, however, an estimate of such potential loss cannot be made at this time, and no assurance can be made that this matter either individually or together with the potential for similar suits and reputational harm, will not result in a material financial exposure, larger than the Company's estimate, which could have a material adverse effect upon the Company's financial condition and results of operations.

On November 5, 2009, Guillermo Ruiz, a former employee of the Company, filed suit against the Company on behalf of putative classes of all current and former non-exempt California employees (Guillermo Ruiz, on behalf of himself and all others similarly situated v. American Apparel, Inc., Case Number BC425487) in the Superior Court of the State of California for the County of Los Angeles, alleging the Company failed to pay certain wages due for hours worked, to provide meal and rest periods or compensation in lieu thereof and to pay wages due upon termination to certain of its employees. The complaint further alleges that the Company failed to comply with certain itemized employee wage statement provisions and unfair competition law. The plaintiff is seeking compensatory damages and economic and/or special damages in an unspecified amount; premium pay, wages and penalties; injunctive relief and restitution; and reimbursement for attorneys' fees, interest and the costs of the suit. The parties are engaged in ongoing settlement discussions jointly with Antonio Partida (the case described below) in an effort to reach a global settlement of all claims asserted in both of these actions.  No assurances can be made that a settlement can be reached.  If a settlement is not reached, then Plaintiff’s claims will be adjudicated through the arbitration process.  The Company does not have insurance coverage for this matter. Should the matter be decided against the Company, the Company could not only incur substantial liability but also experience an increase in similar suits and suffer reputational harm. The Company has accrued an estimate for this loss contingency in its consolidated balance sheet as of March 31, 2011. The Company may have an exposure to loss in excess of the amounts accrued, however, an estimate of such potential loss cannot be made at this time. Moreover, no assurance can be made that this matter either individually or together with the potential for similar suits and reputational harm, will not result in a material financial exposure, larger than the Company's estimate, which could have a material adverse effect upon the Company's financial condition and results of operations.

On June 21, 2010, Antonio Partida, a former employee of the Company, filed suit against the Company on behalf of putative classes of current and former non-exempt California employees (Antonio Partida, on behalf of himself and all others similarly situated v. American Apparel (USA), LLC, Case No. 30-2010-00382719-CU-OE-CXC) in the Superior Court of the State of California for the County of Orange, alleging the Company failed to pay certain wages for hours worked, to provide meal and rest periods or compensation in lieu thereof, and to pay wages due upon separation. The complaint further alleges that the Company failed to timely pay wages, unlawfully deducted wages and failed to comply with certain itemized employee wage statement provisions and unfair competition law. The plaintiff is seeking compensatory damages and economic and/or special damages in an unspecified amount, premium pay, wages and penalties, injunctive relief and restitution, and reimbursement of attorneys' fees, interest and the costs of the suit. The parties are engaged in ongoing settlement discussions jointly with Guillermo Ruiz (the case described above) in an effort to reach a global settlement of all claims asserted in both of these actions. No assurances can be made that a settlement can be reached.   If a settlement is not reached, then Plaintiff’s claims will be adjudicated through the arbitration process.  There is no known insurance coverage for this matter. Should the matter be decided against the Company, the Company could not only incur substantial liability but also experience an increase in similar suits and suffer reputational harm. The Company has accrued an estimate for this loss contingency in its consolidated balance sheet as of March 31, 2011. The Company may have an exposure to loss in excess of the amounts accrued, however, an estimate of such potential loss cannot be made at this time. Moreover, no assurance can be made that this matter either individually or together with the potential for similar suits and reputational harm, will not result in a material financial exposure, larger than the Company's estimate, which could have a material adverse effect upon the Company's financial condition and results of operations.

6.
We note your disclosure at page 101-102 describing the shareholder derivative lawsuits filed in 2010 and your statement indicating that no damages against the Company are sought in the lawsuits. Please revise your disclosure to clarify whether the Company maintains any exposure to loss in conjunction with the derivative lawsuits, and if not, describe why such exposure is not attributable to the Company.

The Company does confirm that the lawsuits do not assert any claims against the Company and the Company does not maintain any exposure to loss in conjunction with these derivative lawsuits. On or before May 10, 2011 the Company will file its Form 10-Q for the period ending March 31, 2011 which will include substantially the following disclosure (additional disclosures are italicized):

Two shareholder derivative lawsuits, entitled Nikolai Grigoriev v. Dov Charney, et al., Case No. CV106576 GAF (JCx) (the “Grigoriev Action”) and Andrew Smukler v. Dov Charney, et al., Case No. CV107518 RSWL (FFMx) (the “Smukler Action”), were filed in the United States District Court for the Central District of California on September 2, 2010 and October 7, 2010, respectively, and four shareholder derivative lawsuits, entitled John L. Smith v. Dov Charney, et al., Case No. BC 443763 (the "Smith Action"), Lisa Kim v. Dov Charney, et al., Case No. BC 443902 (the "Kim Action"), Teresa Lankford v. Dov Charney, et al., Case No. BC 445094 (the "Lankford Action"), and Wesley Norris v. Dov Charney, et al.,

Case No. BC 447890 (the "Norris Action") were filed in the Superior Court of the State of California, County of Los Angeles on August 16, 2010, September 3, 2010, September 7, 2010, and October 21, 2010, respectively, by persons identifying themselves as American Apparel shareholders and purporting to act on behalf of American Apparel, naming American Apparel as a nominal defendant and certain current and former officers, directors, and executives of the Company as defendants. Plaintiffs in the Grigoriev Action, Smukler Action, Smith Action, Kim Action, and Norris Action allege causes of action for breach of fiduciary duty arising out of (i) the Company's alleged failure to maintain adequate accounting and internal control policies and procedures; and (ii) the Company's alleged violation of state and federal immigration laws in connection with the previously disclosed termination of over 1,500 employees following an Immigration and Customs Enforcement inspection. The Lankford Action alleges seven causes of action for breach of fiduciary duty, unjust enrichment, abuse of control, gross mismanagement, and waste of corporate assets also arising out of (i) the Company's alleged failure to maintain adequate accounting and internal control policies and procedures; and (ii) the Company's alleged violation of state and federal immigration laws in connection with the previously disclosed termination of over 1,500 employees following an Immigration and Customs Enforcement inspection. On November 4, 2010, the four lawsuits filed in the Superior Court of the State of California were consolidated for all purposes into a case entitled In re American Apparel, Inc. Shareholder Derivative Litigation, Lead Case No. BC 443763 (the "State Derivative Action"). On November 12, 2010, the two lawsuits filed in the United States District Court for the Central District of California were consolidated for all purposes into a case entitled In re American Apparel, Inc. Shareholder Derivative Litigation, Lead Case No. CV106576 (the “Federal Derivative Action”). On April 12, 2011, the Court issued an order staying the State Derivative Action on the grounds that the case is duplicative of the pending federal actions, which include both the Federal Derivative Action and a putative class action alleging violations of the federal securities laws (see below).  Plaintiffs in each of the derivative cases seek damages on behalf of the Company in an unspecified amount, as well as equitable and injunctive relief. The Company does not maintain any exposure to loss in connection with these shareholder derivative lawsuits.  The lawsuits do not assert any claims against the Company. The Company’s status as a “Nominal Defendant” in the actions reflects the fact that the lawsuits are maintained by the named plaintiffs on behalf of American Apparel and that plaintiffs seek damages on behalf of the Company.

Item 9A. Controls and Procedures, page 108

7.	Please amend your Form 10-K to include management’s annual report on internal control over financial reporting. See Item 308(a)(1) through (4) of Regulation S-K.

On May 3, 2011 we filed an amendment to our Form 10-K for the fiscal year ended December 31, 2010 which included the full text of management’s annual report on internal control over financial reporting.

*  *  *  *  *

As requested, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

           Please contact me at (213) 488-0226, extension 1412 should you require further information.

Very truly yours,

AMERICAN APPAREL, INC.

By:	/s/ John J. Luttrell
John J. Luttrell
Executive Vice President and Chief Financial Officer

cc:	Brian McAllister (Securities and Exchange Commission)
David Walz (Securities and Exchange Commission)
Ryan Milne (Securities and Exchange Commission)
Dov Charney, Chairman, President and Chief Executive Officer